Exhibit 99.(a)(5)(ii)

May 5, 2008

FOR IMMEDIATE RELEASE	CONTACT: Gayle Lee
(530) 877-2506 x3161

COMMUNITY VALLEY BANCORP ANNOUNCES EXPIRATION OF TENDER OFFER AND FINAL PURCHASE NUMBERS

Chico, CA - May 5, 2008 - Community Valley  Bancorp (NASDAQ: CVLL) announced the  expiration of its tender offer at 5:00 p.m. (MDT) on April 28,  2008.  On March 13, 2008, Community Valley announced an offer to purchase up to 1,000,000 shares of its common stock at a purchase price of $13.00.  Based on the final count by the depositary for the tender offer, shareholders have properly tendered 1,572,907 shares of its common stock.  The Board of Directors of Community Valley Bancorp has elected to not exercise its oversubscription privileges in the tender offer to purchase more than 1,000,000 properly tendered shares and will purchase a total of 999,939 shares.

Shareholders participating in the tender offer should receive proceeds within approximately fifteen days.

Information regarding Community Valley Bancorp’s tender offer was filed with the Securities and Exchange Commission on Schedule TO and can be viewed at the Securities and Exchange Commission’s website at www.sec.gov.

About Community Valley Bancorp

Community Valley Bancorp (NASDAQ: CVLL) is the parent company of Butte Community Bank a progressive Northern California bank that combines traditional deposit and lending services with innovative banking solutions, and Butte Community Insurance Agency, LLC a full-service insurance agency offering all lines of coverage from auto and health to commercial and farm packages.

Founded in 1990, Butte Community Bank is state-chartered with 15 branches in eleven cities including Anderson, Chico, Colusa, Corning, Magalia, Oroville, Paradise, Red Bluff, Redding, Yuba City, and Marysville.  It also operates loan production offices in Citrus Heights and Gridley. Community Valley Bancorp has headquarters in Chico, California.